Form **1120X**

(Rev. November 2016)
Department of the Treasury
Internal Revenue Service

Amended U.S. Corporation Income Tax Return

▶ Information about Form 1120X and its instructions is at *www.irs.gov/form1120x.*

OMB No. 1545-0123

For tax year ending
▶ 12/2017
(Enter month and year.)

	Name	Employer identification number
Please Type or Print	MySwimPro, Inc.	47-5657112
	Number, street, and room or suite no. If a P.O. box, see instructions.	
	301 East Liberty Street, Suite 701	
	City or town, state, and ZIP code	Telephone number (optional)
	Ann Arbor MI 48104	

Enter name and address used on original return. If same as above, write "Same."

Same

Internal Revenue Service Center where original return was filed ▶ Kansas City, MO 64999-0012

Fill in applicable items and use Part II on the back to explain any changes

Part I	**Income and Deductions** (see instructions)		**(a)** As originally reported or as previously adjusted	**(b)** Net change — increase or (decrease) — explain in Part II	**(c)** Correct amount
1	Total income	1	84,230.	0.	84,230.
2	Total deductions	2	146,801.	0.	146,801.
3	Taxable income. Subtract line 2 from line 1	3	-62,571.	0.	-62,571.
4	Total tax	4	0.	0.	0.

Payments and Credits (see instructions)

5a	Overpayment in prior year allowed as a credit . . .	5a			
b	Estimated tax payments	5b			
c	Refund applied for on Form 4466	5c			
d	Subtract line 5c from the sum of lines 5a and 5b . .	5d			
e	Tax deposited with Form 7004	5e			
f	Credit from Form 2439	5f			
g	Credit for federal tax on fuels and other refundable credits	5g			
6	Tax deposited or paid with (or after) the filing of the original return	6			
7	Add lines 5d through 6, column (c)	7			
8	Overpayment, if any, as shown on original return or as later adjusted	8			
9	Subtract line 8 from line 7	9			

Tax Due or Overpayment (see instructions)

10	**Tax due.** Subtract line 9 from line 4, column (c). If paying by check, make it payable to the "United States Treasury" . . . . ▶	10	
11	**Overpayment.** Subtract line 4, column (c), from line 9 . . . . ▶	11	
12	Enter the amount of line 11 you want: **Credited to 20** Estimated tax ▶ Refunded ▶	12	

Sign Here

Under penalties of perjury, I declare that I have filed an original return and that I have examined this amended return, including accompanying schedules and statements, and to the best of my knowledge and belief, this amended return is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ *Jares Ksebati*
Signature of officer

4/19/2018
Date

▶ President
Title

Paid Preparer Use Only	Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
	Jason M. Tyra, CPA	Jason M. Tyra, CPA	04/05/2018		P01625838
	Firm's name ▶ Jason M. Tyra, CPA, PLLC			Firm's EIN ▶ 81-0889077	
	Firm's address ▶ 1700 Pacific Avenue Suite 4710 Dallas TX 75201			Phone no. (972)201-9008	

For Paperwork Reduction Act Notice, see instructions.

Form **1120X** (Rev. 11-2016)

BAA   REV 11/13/17 PRO

Part II **Explanation of Changes to Items in Part I** (Enter the line number from Part I for the items you are changing, and give the reason for each change. Show any computation in detail. Also, see **What To Attach** in the instructions.)

If the change is due to a net operating loss carryback, a capital loss carryback, or a general business credit carryback, see **Carryback Claims** in the instructions, and check here . . . . ▶ ☐

Amending return to correct net loss for 2017.

Smart Worksheets from your 2017 Federal Corporation Tax Return

SMART WORKSHEET FOR: Form 1120X: Amended U.S. Corporation Return

Amended Return Smart Worksheet
(See Tax Help for specific instructions on using Form 1120X)
A Check this box if you are amending the current year (2017) tax return . . . . [X]
B Check this box if you are amending a prior year tax return . . . . [ ] and enter the ending month and year in the mm/yy format . . . . _____